Exhibit 12.1

Celanese Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In $ millions, except ratios)
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest	1,075	1,030	488	941	1,609
Subtract
Equity in net earnings of affiliates	(183)	(155)	(181)	(246)	(180)
Add
Net (earnings) loss attributable to non-controlling interests	(6)	(6)	19	4	—
Income distributions from equity investments	131	131	176	148	141
Amortization of capitalized interest	4	4	5	3	3
Total fixed charges	181	176	185	217	234
Total earnings as defined before fixed charges	1,202	1,180	692	1,067	1,807
Fixed charges:
Interest expense	122	120	119	147	172
Capitalized interest	6	5	15	16	9
Estimated interest portion of rent expense	53	51	51	54	53
Cumulative preferred stock dividends	—	—	—	—	—
Guaranteed payment to minority shareholders	—	—	—	—	—
Total fixed charges	181	176	185	217	234
Ratio of earnings to fixed charges	6.6x	6.7x	3.7x	4.9x	7.7x